FORM 6-K

                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549


                  Report of Foreign Private Issuer


                 Pursuant to Rule 13a-16 or 15d-16
              of the Securities Exchange Act of 1934


                          28 March, 2003


                             mmO2 plc


                        Wellington Street
                Slough, Berkshire SL1 1YP, England

             (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                  Form 20-F..X...    Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes .....   No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding Pre-Close Update Statement sent to the London Stock Exchange on 28 March, 2003.





press release


PR0311



                       mmO2 - PRE-CLOSE UPDATE STATEMENT



Released: 28 March 2003



In accordance with current market practice, mmO2 is today issuing the following update prior to entering the Close period for its Preliminary Results for the 12 months to March 31 2003, which are scheduled to be announced on May 21 2003.



EBITDA

The Group believes that the range of recent analysts' full-year forecasts is GBP804 million to GBP892 million, with the consensus at GBP838 million. The Group expects to achieve full-year EBITDA in line with this consensus estimate.



-  O2 UK

In the second half the Group expects to deliver service revenue growth in the mid-teens, and thus report full-year service revenue growth above the 10% target established at the beginning of the year. The Group has previously stated that it is aiming to achieve an EBITDA margin of 30% in the year to March 31 2004, and in the second half expects to demonstrate further steady progress towards this target.



-  O2 Germany

In the first half, O2 Germany delivered positive EBITDA for the first time, well ahead of previous targets. The operational and financial momentum that the business had developed in the first half continued into the second half, and O2 Germany is expected to deliver an increased positive EBITDA.



-  Other businesses

In the second half O2 Ireland is expected to report further EBITDA growth, and margin improvement. Following the negative EBITDA reported in the first half, O2 Netherlands is expected to deliver positive EBITDA for the second half and to be close to EBITDA break-even for the full year. O2 Online, and the Group's other businesses and central resources, are expected to deliver second half results in line with the first half.



BALANCE SHEET

As indicated at the time of the interim results, capital expenditure in the second half is expected to be higher than in the first half, due primarily to higher investment in the Airwave business, some UMTS spending in the UK and Germany, and certain projects having been deferred from the first half. As required by the relevant accounting standards, the Group will be reviewing the balance sheet carrying value of its assets at the year-end.




Peter Erskine, chief executive of mmO2 commented:

"In the second half we have continued to make good progress towards our key targets. In the UK, our service revenue growth and EBITDA margin improvement are on track. In Germany our market share growth and financial performance are ahead of original expectations, and we have a competitive and cost-effective 3G strategy in place. Capital expenditure and cash flow have been tightly managed across the Group.



Looking ahead, we are confident that we can continue to deliver improved operational and financial performance, and to build the value of the Group."



                                     -ends-



mmO2 Contacts:

Richard Poston                                    David Boyd
Director, Corporate Communications                Head of Investor Relations
mmO2 plc                                          mmO2 plc
richard.poston@o2.com                             david.boyd@o2.com
t: +44 (0)1753 628039                             t: +44 (0)1753 628230



David Nicholas                                     Simon Gordon
Head of Media Relations                            Press Relations Manager
mmO2 plc                                           mmO2 plc
david.nicholas@o2.com                              simon.gordon@o2.com
t: +44 (0) 771 575 9176                            t: +44 (0)771 007 0698



mmO2 press office: 01753 628402


  All mmO2 Group news releases can be accessed at our web site: www.mmo2.com





Cautionary Statement Regarding Forward-Looking Statements



This document contains certain forward-looking statements. We may also make written or oral forward-looking statements in:



- our periodic reports to the US Securities and Exchange Commission, also known as the SEC, on Forms 20-F and 6-K;



-       our annual report and accounts and half-yearly reports;



-       our press releases and other written materials; and



- oral statements made by our officers, directors or employees to third parties.



We have based these forward-looking statements on our current plans, expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about us. Forward-looking statements speak only as of the date they are made.



Statements that are not historical facts, including statements about our beliefs and expectations are forward-looking statements. Words like "believe," " anticipate," "expect," "intend," "seek," "will," "plan," "could," "may," "might, " "project," "goal," "target" and similar expressions often identify forward-looking statements but are not the only ways we identify these statements.



These statements may be found in this document generally. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in the above-mentioned reports, releases and statements.



If any one or more of the foregoing assumptions are ultimately incorrect, our actual results may differ from our expectations based on these assumptions. Also, the sector and markets in which we operate may not grow over the next several years as expected, or at all. The failure of these markets to grow as expected may have a material adverse effect on our business, operating results and financial condition and the market price of our ordinary shares and ADSs.



The information on our web site, any web site mentioned in this document or any web site directly or indirectly linked to our or any other web site mentioned in this document is not incorporated by reference into this document and you should not rely on it.


END

                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 mmO2 plc


Date: 28 March, 2003                    By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary